UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clearwater Paper Hourly 401(k) Plan

(formerly Potlatch Forest Products Corporation Savings Plan for Hourly Employees)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEARWATER PAPER CORPORATION

601 West Riverside Avenue, Suite 1100

Spokane, Washington 99201

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm)

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the Clearwater Paper Hourly 401(k) Plan

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees):

We have audited the accompanying statements of net assets available for benefits of Clearwater Paper Hourly 401(k) Plan (formerly Potlatch Forest Products Corporation Savings Plan for Hourly Employees) (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seattle, Washington

June 26, 2009

/s/ KPMG LLP

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation Savings Plan for Hourly Employees)

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Cash and cash equivalents	$11,824	68,454
Investments, at fair value	110,644,799	192,033,068
Employer contribution receivable	30,903	—

Net assets available for benefits, at fair value	110,687,526	192,101,522

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,372,740	(1,125,804)

Net assets available for benefits	$113,060,266	190,975,718

See accompanying notes to financial statements.

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation Savings Plan for Hourly Employees)

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):
Interest income	$3,253,758	3,148,906
Dividend income	4,105,994	10,175,548
Net depreciation of fair value investments	(45,633,204)	(3,623,462)

Net investment income (loss)	(38,273,452)	9,700,992

Contributions:
Employee	8,664,062	8,697,271
Rollover	214,300	101,547
Employer	3,796,897	3,040,828

Total contributions	12,675,259	11,839,646

Distributions to participants	14,323,604	12,029,551
Loan and administrative fees	95,582	23,001

Net increase (decrease) prior to transfers	(40,017,379)	9,488,086
Net transfers to other plans	(878,304)	(384,145)
Transfer of plan assets to Potlatch Hourly 401(k) Plan	(37,019,769)	—

Net increase (decrease)	(77,915,452)	9,103,941

Net assets available for benefits:
Beginning of year	190,975,718	181,871,777

End of year	$113,060,266	190,975,718

See accompanying notes to financial statements.

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of Plan

The following description of the Clearwater Paper Hourly 401(k) Plan (formerly Potlatch Forest Products Corporation Savings Plan for Hourly Employees) (the “Plan”) is provided for general information. Participants should refer to the summary plan description for the appropriate participating unit for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code, as amended (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Plan Sponsor, Administration and Spin-off

Clearwater Paper Corporation, formerly known as Potlatch Forest Products Corporation, sponsors the Plan. On December 16, 2008, Potlatch Corporation (“Potlatch”) distributed 100% of the issued and outstanding shares of Clearwater Paper Corporation common stock to the holders of record of Potlatch common stock as of the close of business on December 9, 2008, in a tax-free spin-off (the “Spin-off”). Each Potlatch stockholder received one share of Clearwater Paper common stock for every 3.5 shares of Potlatch common stock held on the record date.

Effective as of December 17, 2008, the participant account balances and assets related to Potlatch were transferred to the Potlatch Hourly 401(k) Plan. The value of the distribution of Clearwater Paper stock associated with the Spin-off and received by the Plan on December 16, 2008, was approximately $6.8 million and is recorded within “net depreciation of fair value investments” in the accompanying statement of changes. The portion of this distribution related to participants of the Potlatch Hourly 401(k) Plan was transferred to that plan on or about December 17, 2008.

Effective December 16, 2008 the Plan is administered by the Clearwater Paper Corporation Benefits Committee, replacing the Potlatch Forest Products Corporation Administrative Committee (collectively, the “Committee”). Mercer Trust Company and Mercer HR Services (collectively, “Mercer”) serve as the Trustee and record keeper, respectively.

(c)	Eligibility and Contributions

Full-time regular hourly employees (as defined in the Plan) are eligible for participation in the Plan the first day of the month following 90 days of service (as defined in the Plan) with the exception of hourly employees at the Company’s converting facility in Elwood, Illinois, who are eligible the first day of the month following 60 days of service.

The Plan provides that each eligible hourly employee may elect a Participating Contribution equal to any whole percentage of monthly earnings (as defined in the Plan), up to 25%, as specified in the appendix of the Plan applicable to the eligible employee’s participating unit.

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Notes to Financial Statements

December 31, 2008 and 2007

Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Hourly employees at certain participating units are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless he or she elects otherwise. This deferral percentage is increased by 1% annually until the percentage reaches 6% unless the participant elects otherwise.

Employer contributions are negotiated with each of the employer groups. Starting July 1, 2007, a “Base Company Contribution” was implemented for the Company’s approximately 1,035 Pulp and Paperboard division and Consumer Products division union employees in Lewiston, Idaho. Hourly employees at these sites with 90 days of service (as defined in the Plan) are entitled to receive an employer contribution equal to a fixed percentage of a participant’s eligible earnings allocated per pay period. This employer contribution is subject to the same vesting requirements as the Company match. No employee contribution is required. The Company’s contribution is tracked separately from other Plan contributions and no loans or hardship withdrawals may be made from such funds.

Hourly employees at the Company’s converting facility in Elwood, Illinois with 60 days of service (as defined in the Plan) are entitled to receive a base company contribution equal to a fixed percentage of a participant’s eligible earnings allocated per pay period. This contribution is subject to the same vesting requirements as the Company match. No employee contribution is required. The Company’s base contribution is tracked separately from other Plan contributions and no loans or hardship withdrawals may be made from such funds. Participants, at their discretion, direct the employer and employee contributions into the available investment options per the Plan.

For the Company’s remaining participating units, the Company makes matching contributions to the Plan equal to the matching rate (if any) specified in the appendix of the Plan applicable to the participant’s participating unit.

All contributions are limited by certain restrictions as defined by the IRC.

(d)	Participant Accounts

A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices.

(e)	Investment Options

Participants may direct investment of their account balance in 1% increments into the investment options offered under the Plan, including registered investment company funds and common collective trusts. Effective October 1, 2008, the Committee approved changes to the funds offered under the Plan, including the addition of certain registered investment company

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Notes to Financial Statements

December 31, 2008 and 2007

funds and target retirement date funds to replace certain other registered investment company funds. Prior to the Spin-off, participants could also invest their account balance into the Potlatch Stock Fund. As a result of the Spin-off, the Plan established the Clearwater Paper Stock Fund.

With the exception of the Potlatch Stock Fund, participants may change their investment elections and make transfers between investment options daily, subject to restrictions imposed by the registered investment companies. Existing balances in the Potlatch Stock Fund subsequent to the Spin-off may be maintained by participants in the Plan and balances can be reallocated to other investment options available under the Plan, however no new contributions or transfers to the Potlatch Stock Fund are allowed.

Effective October 1, 2008, the accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to the year in which the participant will reach age 65, which is the assumed retirement age under the Plan. Prior to October 1, 2008, the default fund was the George Putnam Fund of Boston.

Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest them. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

(f)	Vesting and Forfeitures

A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her matching and base company contributions, if any, becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of Service	% Vested
Less than 1	0.0%
1 but less than 2	20.0
2 but less than 3	40.0
3 but less than 4	60.0
4 but less than 5	80.0
5 or more	100.0

A participant’s matching and base company contributions, if any, will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company, becomes totally and permanently disabled (as defined in the Plan) or dies while in service. The portion of a participant’s matching and base company contributions, if any, not vested will be forfeited when the participant’s employment terminates.

As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year may be credited against

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Notes to Financial Statements

December 31, 2008 and 2007

matching contributions for the following year, used to pay plan expenses, or a combination thereof. At December 31, 2008 and 2007, forfeited nonvested accounts totaled approximately $47,800 and $62,100, respectively. During 2008 and 2007, forfeitures totaling approximately $95,200 and $39,200, respectively, were used to pay administrative expenses and reduce employer contributions.

(g)	Participant Loans

Participants may borrow 50% of their vested account balance up to a maximum of $50,000 (as reduced for loans outstanding during the one year preceding the new loan) as provided by the Plan. The loans are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through payroll deductions. Loans outstanding at December 31, 2008 bear interest at various rates ranging from 4.0% to 9.50% and mature at various times through August 2023.

(h)	Distributions and Benefits

On termination of employment, participants may elect to receive payment in a lump sum equal to the participant’s vested interest in his or her account, roll their account balances into an IRA or another employer’s plan, or maintain their accounts in the Plan, subject to certain restrictions. If a participant’s vested account balance is $5,000 or less, he or she is generally not permitted to maintain an account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant’s account will be automatically rolled over to a Putnam Automatic Rollover IRA unless the participant elects otherwise.

•

A terminated participant with vested benefits of $1,000 or less will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution unless he or she elects otherwise.

Participants are permitted to make hardship withdrawals while still employed by the Company under certain conditions specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a withdrawal.

(i)	Plan and Administrative Fees

Plan expenses are generally paid by the Company, except to the extent that expenses are paid from participant forfeitures of employer matching contributions. Loan service fees, fees associated with processing of qualified domestic relations orders and certain trustee and recordkeeper expenses are paid by the affected participant.

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Notes to Financial Statements

December 31, 2008 and 2007

(j)	Party in Interest and Related-Party Transactions

Certain plan investments are managed by a subsidiary of Mercer. These transactions and transactions within the Company Stock Fund are considered party-in-interest transactions.

(k)	Net Transfers from Other Plans

Net transfers from other plans represent the net amount of participant account balances transferred during the year to the Plan from other plans sponsored by the Company as a result of the participants changing employment status within the Company.

(2)	Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(a)	Investment Valuation

As described in Financial Accounting Standards Board Staff Position (FSP) AAGINV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Putnam Stable Value Fund, a common and collective trust that invests in guaranteed investment contracts (“GICs”). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The GICs are fully benefit responsive and are recorded at contract value, which approximates fair value. Fair value is calculated by discounting the related cash flows based on current yields and similar investments. The statement of changes in net assets available for benefits is prepared on a contract value basis. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The average yield and crediting interest rate for that fund were approximately 4.63% and 4.16%, respectively, at December 31, 2008 and 3.4% and 5.3%, respectively, at December 31, 2007.

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Notes to Financial Statements

December 31, 2008 and 2007

Investments in shares of the Potlatch and Clearwater Paper Stock Funds and registered investment company funds are stated at fair value, based on quoted market prices. Investments in the Putnam S&P 500 Index Fund, a common and collective trust, are stated at fair value based on the quoted value of the underlying investments and are expressed in units. Participant loans are recorded at fair value.

(b)	Income Recognition

Net (depreciation) appreciation in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(c)	Reclassifications

Certain amounts in the 2007 financial statements have been reclassified to conform to the current year presentation.

(3)	Investments

The value of individual investments that represented 5% or more of the Plan’s net assets at December 31, 2008 and 2007 were as follows:

	December 31,
	2008	2007
Putnam Stable Value Fund	$35,084,463	55,208,611
Potlatch Stock Fund	27,999,070	47,576,804
Participant loans	7,313,568	9,621,384
Mainstay Large Cap Growth Fund	5,674,991	—
Putnam Voyager Fund	—	14,902,904
Putnam Fund for Growth and Income	—	11,010,573
Artisan Mid-Cap Fund	3,853,646	10,129,497

	79,925,738	148,449,773
Other investments	30,719,061	43,583,295

	$110,644,799	192,033,068

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Notes to Financial Statements

December 31, 2008 and 2007

During the years ended December 31, 2008 and 2007, the Plan’s investments appreciated (depreciated) (including gains and losses on investments sold during the year and the change in unrealized gains and losses at the end of the year) as follows:

	2008	2007
Potlatch Stock Fund	$(13,427,329)	1,615,612
Clearwater Paper Stock Fund	(2,803,612)	—
Common and collective trusts	(2,213,774)	295,660
Registered investment company funds	(27,188,489)	(5,534,734)

	$(45,633,204)	(3,623,462)

(4)	Fair Value Measurements

SFAS 157 establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Notes to Financial Statements

December 31, 2008 and 2007

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

•	Registered investment company funds and company stock: Valued at the net asset value (NAV) of shares held by the Plan at year end.

•	Participant loans: Valued at fair value based on the present value of cash flows discounted using the borrowing rate as of the financial statement date.

•

Common and collective trusts: Investments in common commingled trust funds are recorded at fair value and adjusted to contract value for the Putnam Stable Value Fund and are recorded at fair value for the Putnam S&P 500 Index Fund. See note 2, “Summary of Significant Accounting Policies,” for further discussion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value as of December 31, 2008:

		Investments at estimated fair value
	Investments at Fair Value as determined by Quoted Prices in active markets (Level 1)	Valuation techniques based on observable market data (Level 2)	Valuation techniques incorporating information other than observable market data (Level 3)	Total
Registered investment company funds	$33,980,421	—	—	33,980,421
Common stock	31,168,195	—	—	31,168,195
Common/collective trust funds	—	38,020,696	—	38,020,696
Cash pending account	161,919	—	—	161,919
Participant loans	—	—	7,313,568	7,313,568

Total investments at fair value	$65,310,535	38,020,696	7,313,568	110,644,799

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Notes to Financial Statements

December 31, 2008 and 2007

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year ended December 31, 2008
Balance, beginning of year	$9,621,384
Issuances, repayments and settlements, net	(2,307,816)

Balance, end of year	$7,313,568

(5)	Investment Risk

The Plan investments include shares of registered investment company funds, common and collective trusts and the Clearwater Paper Stock Fund. Investments are also held in the Potlatch Stock Fund, although no new contributions or transfers into this fund are permitted after the Spin-off. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. During the year ended December 31, 2008, net depreciation in fair value of investments totaled $52.5 million due to a significant amount of market volatility that was, in part, attributable to a general decline in global economic conditions. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA and the collective bargaining agreements to which the Company is a party. In the event of plan termination, participants will become 100% vested in their employer accounts.

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Notes to Financial Statements

December 31, 2008 and 2007

(7)	Tax Status

The Internal Revenue Service has determined by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since that date, management believes that the Plan is designed and continues to operate in material compliance with the IRC.

(8)	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$113,060,266	190,975,718
Adjustment from contract value to fair value of fully benefit-responsive investment contracts	(2,372,740)	1,125,804

Net assets available for benefits per the Form 5500	$110,687,526	192,101,522

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2008:

Total investment loss per the financial statements:	$(38,273,452)
Add: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,125,804)
Less: Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,372,740)

Total investment loss per the Form 5500	$(41,771,996)

Schedule I

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation Savings Plan for Hourly Employees)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Shares of registered investment company funds:
Mainstay Funds	Mainstay Large Cap Growth Fund	$5,674,991
Dodge & Cox Funds	Dodge & Cox Stock Fund	4,996,392
PIMCO Funds	PIMCO Total Return Fund	4,798,333
Artisan Funds	Artisan Mid-Cap Fund	3,853,646
Artisan Funds	Artisan Mid-Cap Value Fund	3,286,083
Timesquare Funds	Timesquare Mid-Cap Growth Fund	2,612,015
Morgan Stanley Funds	Morgan Stanley Small Company Growth Fund	2,007,698
Dodge & Cox Funds	Dodge & Cox International Fund	1,619,880
Artisan Funds	Artisan International Fund	1,551,468
T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	948,044
T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	726,662
T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	415,603
T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	291,225
Vanguard Funds	Vanguard Total Bond Market Index Fund	201,237
Vanguard Funds	Vanguard International Index Fund	185,368
Vanguard Funds	Vanguard Extended Market Index Fund	176,256
T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	157,969
T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	126,451
T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	122,806
T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	95,037
T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	73,411
T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	56,952
T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	1,585
T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	1,309

	Common and collective trusts:
Putnam Investments	Putnam Stable Value Fund	35,084,463
Putnam Investments	Putnam S&P 500 Index Fund	2,936,233

	Common stock:
*Potlatch Corporation	Potlatch Stock Fund	27,999,070
*Clearwater Paper Corporation	Clearwater Paper Stock Fund	3,169,125

*Mercer Trust	Interest bearing cash account	161,919

*Plan participants	Participant loans with interest from 4.0% to 9.5% and mature at various times through August 2023	7,313,568

	Total investments	$110,644,799

*	Represents a party-in-interest at December 31, 2008.

See accompanying report of independent registered public accounting firm.

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation

Savings Plan for Hourly Employees)

Notes to Financial Statements

December 31, 2008 and 2007

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

Clearwater Paper Hourly 401(k) Plan

(formerly Potlatch Forest Products Corporation Savings Plan for Hourly Employees)

By	/s/ Douglas D. Spedden

Douglas D. Spedden

on behalf of the administrator of the Clearwater Paper Hourly 401(k) Plan

Date: June 29, 2009

CLEARWATER PAPER HOURLY 401(k) PLAN

(formerly Potlatch Forest Products Corporation Savings Plan for Hourly Employees)

Exhibit Index

Exhibit
Consent of Independent Registered Public Accounting Firm	(23)